SFI INTERNATIONAL LLC STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues			$ 0
Operating Expenses:			
Professional Fees	35,031 Regulatory Fees	3,620	
Licenses and Permits			320
Insurance			842
Total Operating Expenses			39,813
Net Loss			(39,813)
Member Contributions			35,000
Members' Equity, beginning of year			29,406
Members' Equity, end of year			$ 24,593

The accompanying notes are an integral part of these financial statements.